InterOil and Noble Sign Heads of Agreement on LNG Sale

SINGAPORE and HOUSTON, Aug. 2, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) ("InterOil") and Pacific LNG Operations Ltd. ("Pacific LNG") announced the signing of a Heads of Agreement (HOA) with Noble Clean Fuels Limited ("Noble"), a wholly owned subsidiary of Noble Group Limited, for the supply of one million tonnes per annum (mtpa) of Liquefied Natural Gas (LNG) from the Gulf LNG Project in Papua New Guinea.

The Gulf LNG Project in Papua New Guinea (PNG) comprises the Elk and Antelope gas fields and Liquid Niugini Gas Ltd., the InterOil and Pacific LNG joint-venture project company, with modular LNG plants contracted with Energy World Corp. Ltd. and a Fixed Floating LNG facility being developed with Flex LNG Ltd. and Samsung Heavy Industries Co., Ltd.

The HOA sets out the basis upon which the parties intend to conclude terms for the purchase and sale of one mtpa of LNG, (FOB) for a period of 10 years commencing in 2014, to be supplied by the proposed Gulf LNG Project in PNG. InterOil and Pacific LNG intend to complete negotiations and execute binding agreements with Noble later this year.

InterOil Chief Executive Officer Phil Mulacek commented, "We are pleased to have executed our first HOA for LNG off-take from our Gulf LNG Project in Papua New Guinea. InterOil is proud to work with the Noble Group, which has a proven track record of providing long-term fuel supply to major utilities across Japan, Korea, China, and Asia as a whole."

Liquid Niugini Gas V.P. LNG Marketing Conrad Kerr commented, "Noble is a good fit for the InterOil strategy of mid-scale and FLNG LNG production, and LNG supply is a natural expansion of the Noble Group's historical relationships in long-term coal supply for power generation."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

About Noble Group

Noble Group (SGX: N21) manages the global supply chain of agricultural and energy products, metals and minerals. Noble operates from over 120 offices in 40 countries, employing approximately 80 nationalities. Noble manages a diversified portfolio of essential raw materials, integrating the sourcing, marketing, processing, financing and transportation. Noble owns and manages an array of strategic assets, sourcing from low cost producers such as Brazil, Argentina, Australia and Indonesia and supplying to high growth demand markets including China, India and the Middle East. Today, Noble has interests in grain crushing facilities, coal and iron ore mines, fuel terminals and storage facilities, sugar and ethanol plants, ports, vessels and other key infrastructure.

This signing of the HOA is not material under the listing rules of the Singapore Stock Exchange.

About Pacific LNG

Pacific LNG is an affiliate of Clarion Finanz A.G, a private company specialized in energy and mining investments. Pacific LNG owns an economic interest of approximately 20% in the Elk Antelope fields, 47.5 % of Liquid Niugini Gas and is a large shareholder of InterOil.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the supply of LNG from the Gulf LNG Project, the construction and development of the proposed Gulf LNG Project including LNG plants, the completion of a definitive supply agreement with Noble including the quantity of LNG to be supplied under the agreement and the duration of the agreement, the timing of LNG production from the Gulf LNG Project, and InterOil's strategy . These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the heads of agreement entered into with each of Flex Ltd., Samsun Heavy Industries, Energy World Corporation and Noble. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.